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05037407

SE(ES
(E COMMISSION
20549

RECD S.E.C.
FEB 2 5 2005
828

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 5 2005
SEC MAIL PROCESSING SECTION
WASH. D.C.
213

SEC FILE NUMBER
8-17714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS J. RYAN INVESTMENT BROKERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 EAST BROWARD BOULEVARD, SUITE 201
(No. and Street)

FORT LAUDERDALE (City) FL (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. RYAN III (954) 761-8595
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

3/10/05

OATH OR AFFIRMATION

I, Thomas J. Ryan III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas J. Ryan Investment Brokers, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICIA G. KOWALCZYK
Notary Public - State of Florida
My Commission Expires Mar 8, 2006
Commission # DD 097525
Bonded By National Notary Assn.

Signature

President
Title

Notary Public FEBRUARY 24, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

THOMAS J. RYAN INVESTMENT BROKERS, INC.
d/b/a OCNAYR

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT

THOMAS J. RYAN INVESTMENT BROKERS, INC.
d/b/a OCNAYR

TABLE OF CONTENTS

Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thomas J. Ryan Investment Brokers, Inc. d/b/a OCNAYR

We have audited the accompanying statement of financial condition of Thomas J. Ryan Investment Brokers, Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Thomas J. Ryan Investment Brokers, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 2, 2005

American Institute of Certified Public Accountants • PCAOB Registered • Private Companies Practice Section

THOMAS J. RYAN INVESTMENT BROKERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:		
Cash	$	17,186
Fees receivable		24,876
Certificate of deposit		1,015
Prepaid expenses		4,577
TOTAL	$	47,654

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	4,562
Income tax payable		6,200
TOTAL CURRENT LIABILITIES		10,762
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 7,500 shares authorized, issued and outstanding		7,500
Additional paid in capital		21,600
Retained earnings		7,792
TOTAL STOCKHOLDER'S EQUITY		36,892
TOTAL	$	47,654

The accompanying notes should be read with this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Thomas J. Ryan Investment Brokers, Inc. (the "Company") was incorporated in the State of Florida on August 28, 2002 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). The business is operated using the trade name "OCNAYR".

During the year ended December 31, 2004, the Company's revenues were solely from its investment banking activities. The Company had no retail customers, and therefore, it had no customer accounts for which it needed to operate on a fully disclosed basis.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less.

Fair Value of Financial Instruments

Cash, certificate of deposit, prepaid expenses, accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Statement of Comprehensive Income

A statement of comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", is not presented since the Company has no items of other comprehensive income. Comprehensive income is the same as net income.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $7,439, which was $2,439 in excess of its required net capital of $5,000.